September 28, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3720
Attention: Ms. Kathleen Collins

Re:    Heartland Payment Systems, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 10, 2011
File No. 001-32594

Ladies and Gentlemen:
We are providing you with Heartland Payment Systems, Inc.'s (the “Company”) responses to the written comments from the staff (the “Staff”) of the Securities and Exchange Commission received by letter dated September 14, 2011, relating to the Company's Annual Report on Form 10-K for the Year Ended December 31, 2010 (File No. 001-32594) (the “Form 10-K”). In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company's response thereto.

Form 10-K for Fiscal Year Ended December 31, 2010
Notes to Consolidated Financial Statements
Note 3, Processing System Intrusion, page 95

1.
We note the revised disclosures in your June 30, 2011 Form 10-Q in response to our previous comment 2 where you state that the company determined an unfavorable outcome was not considered reasonably possible on any unsettled claims related to the Processing System Intrusion. It remains unclear from your disclosures whether the company determined that there is at least a reasonable possibility that losses exceeding amounts already recognized (or not recognized) may have been incurred. If the company determined that there is not at least a reasonable possibility that additional losses will be incurred or that additional losses related to unsettled claims is remote, please revise to clearly indicate as such. Alternatively, if there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the

Securities and Exchange Commission
September 28, 2011

estimate is immaterial with respect to your financial statements as a whole. Please provide the proposed disclosures that you intend to include in your future filings.

The following revised language for the penultimate paragraph in Note 3. Processing System Intrusion is marked against the current disclosure language from the Company's June 30, 2011 Form 10-Q. This revised disclosure is proposed for future filings and will be included in the Company's September 30, 2011 Form 10-Q.
“These settlement amounts were previously provided for in the Company's Provision for Processing System Intrusion and carried in its Reserve for Processing System Intrusion. The Company does not consider it a reasonable possibility that losses exceeding the amounts already recognized on the matters subject to the settlement agreements will be incurred. With regard to the unsettled claims related to the Processing System Intrusion, which the Company described in “Management's Discussion and Analysis - Legal and Regulatory Considerations,” the Company determined ~~an unfavorable outcome is~~ material losses in addition to those previously accrued are not considered reasonably possible on any such claim disclosed. The Company is prepared to vigorously defend itself against any unsettled claims relating to the Processing System Intrusion that have been asserted against it and its sponsor banks to date. The Company feels it has strong defenses to all the claims that have been asserted against it and its sponsor banks relating to the Processing System Intrusion.”

Note 18, Commitments and Contingencies, page 115

2.	With regards to the information provided in your response to prior comment 4, please explain further the following and revise your disclosures accordingly in future filings:

•
Please revise your disclosures to clarify that your assessment takes into consideration “all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted” as indicated in your response;

•
It is unclear from your response where you indicate that the company “determined an unfavorable outcome was not considered reasonably possible,” whether there is at least a reasonable possibility that losses exceeding amounts already recognized (or not recognized) may have been incurred. Further clarify your disclosures to clearly state whether there is at least a reasonable possibility that additional losses exceeding amounts already recognized (or not recognized) may have been incurred and if so, either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Alternatively, if true, revise to clarify that there is not at least a reasonable possibility that additional losses will be incurred;

•
We note that the references in your financial statement footnote disclosures do not include the specific matters discussed in your Item 3 disclosures on pages 45 and 46. We further note from your response to prior comment 3 that the company believed the “tentative” settlement agreement reached in the McInerney matter eliminated any uncertainty with regard to potential future losses. Please explain further your conclusions and tell us how you determined that this matter was no longer a contingency based on a

Securities and Exchange Commission
September 28, 2011

tentative settlement agreement, which is still pending. In addition, with regards to the specific matters discussed elsewhere in the filing, if there is at least a reasonable possibility that losses exceeding amounts already recognized may have been incurred, you must either disclose an estimate of the additional losses or range of loss, or state that such an estimate cannot be made, or if true, state that the estimate is immaterial with respect to your financial statements as a whole. Please tell us how your disclosures comply with ASC 450-20-50 and Interpretive Response to Question 2 of SAB Topic 5Y; and

•	Please provide the proposed disclosures that you intend to include in your future filings.

With regards to the first two bullets of this comment 2, the Company is providing the following revised language for the first paragraph in Note 12. Commitments and Contingencies, which is marked against the current disclosure language from the Company's June 30, 2011 Form 10-Q. This revised disclosure is proposed for future filings and will be included in the Company's September 30, 2011 Form 10-Q.
“Litigation-The Company is involved in ~~certain~~ ordinary course legal proceedings ~~and claims~~, which include all claims, lawsuits, investigations and proceedings, including unasserted claims, which are probable of being asserted, ~~arise~~ arising in the ordinary course of business and otherwise not described below. The Company has considered all such ordinary course legal proceedings in formulating its disclosures and assessments. In the opinion of the Company, based on consultations with outside counsel, material losses in addition to amounts previously accrued are not considered reasonably possible in connection with these ordinary course legal proceedings. ~~the results of any of these ordinary course matters, individually and in the aggregate, are not expected to have a material effect on its results of operations, financial condition or cash flows.~~
The Company is also subject to lawsuits, claims, and investigations which are the result of the Processing System Intrusion. See Contingencies below and Note 3 for a description of the Processing System Intrusion.”
With regards to the third bullet of this comment 2, the Company believed that the tentative settlement agreement reached in the McInerney matter eliminated any uncertainty with regard to potential future losses because the settlement only required approval of the court to be finalized and the Company received indications that the court would approve the terms of the settlement agreement. In addition, the Company had already expensed the $4 million settlement amount in 2010, as disclosed in Note 2. Summary of Significant Accounting Policies under the Other Income (Expense) Heading, and the Company paid such settlement amount in full by July 2011. On August 16, 2011, the Company was informed by its counsel that the court approved the settlement and executed an order granting plaintiff's application for final approval of settlement. The material terms of the settlement as approved by the court did not change from the material terms of the tentative settlement. In the Company's September 30, 2011 Form 10-Q, the Company will disclose the terms of the final settlement of the McInerney matter pursuant to Item 1, Legal Proceedings of Form 10-Q.
The Company respectfully advises the Staff that its financial statement footnote disclosures do not include the other matters discussed in its Item 3 disclosures on pages 45 and 46 because, as provided in the Company's response to the Staff's written comments received by letter dated August 1, 2011, the matters were settled pursuant to settlement agreements, which were immaterial in amount and significance. Therefore, the Company does not believe that there is a reasonable possibility that losses exceeding

Securities and Exchange Commission
September 28, 2011

amounts already recognized may be incurred with respect to these matters.
We thank the Staff for its courtesies. If the Staff needs any additional information or has any further questions, please do not hesitate to contact Jason Casella from Jenner & Block LLP, counsel to the Company, at (212) 891-1646 or William Tolbert from Jenner & Block LLP at (202) 639-6038.

Sincerely,
Heartland Payment Systems, Inc.

By: /s/ Maria Rueda__________________
Name: Maria Rueda
Title: Chief Financial Officer

cc:	Melissa Kindelan